PRESS RELEASE

February 1, 2007

2006: ANOTHER YEAR OF STRONG TOP-LINE PERFORMANCE LIFE & SAVINGS NEW BUSINESS VOLUME UP 15% PROPERTY & CASUALTY REVENUES UP 4% ASSET MANAGEMENT REVENUES UP 29%

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Life & Savings entities recorded strong growth across the board in 2006, with new business volume (APE1) up 15% to Euro 6,234 million, notably driven by France and the US both up 14%, the UK up 38%, and Japan up 16%. Product mix continued to improve with unit-linked new business APE increasing by 30% to represent 51% of total Life & Savings APE in 2006, compared to 45% in 2005.

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Property & Casualty revenues increased by 4% to Euro 19,793 million. Personal lines were up 5% resulting from a combination of strong resilience in most European countries and positive momentum elsewhere. Commercial lines were up 4%, mainly driven by France, the UK and Belgium. Personal Motor and Household net new inflows were strongly up compared to 2005, reaching 939,000 contracts and 231,000 contracts, respectively.

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Asset Management revenues increased by 29% to Euro 4,406 million, driven by higher average Assets under Management (AUM) (+17%), as a result of very strong net inflows (Euro 73 billion) and favorable equity market conditions combined with a favorable business mix evolution for both AllianceBernstein and AXA Investment Managers.

1  Annual Premium Equivalent (APE) represents 100% of new business regular premiums plus 10% of new business single premiums in line with Group EEV methodology. APE is group share.

2006:  ANOTHER YEAR OF STRONG TOP-LINE  PERFORMANCE

“Our performance in 2006 demonstrates once again that AXA, acting on the structurally growing Financial Protection market, is capable of meeting its long-term top-line growth targets" said Henri de Castries, Chairman of the AXA Management Board.

"All our business segments are contributing to this growth and I am particularly satisfied to note that this volume expansion is accompanied by continuing improvement of our business mix, notably in Life & Savings and Asset Management."

12 months ended (Euro million, except when otherwise noted)	December 31, 2005	December 31, 2006	Change	Change on a comparable basis
Life & Savings new business, group share APE	5 476	6 234	+13.9%	+14.8%
Property & Casualty revenues	18 874	19 793	+4.9%	+4.3%
Asset Management Revenues Net inflows (Euro billion)(a):	3 440 56	4 406 73	+28.1%	+28.6%
International Insurance revenues	3 813	3 716	-2.5%	+7.0%

(a) FY05 net inflows exclude the impact of the sale of AllianceBernstein’s Cash Management Services to Federated Investors.

Numbers herein have not been audited or adjusted for scope and currency changes. Growth rates are on a comparable basis and, accordingly, have been adjusted for changes in scope, accounting methods and currency.
APE is in line with the Group’s EEV disclosure. It is a non-GAAP measure, which Management uses as key indicator of performance in assessing AXA’s Life & Savings business and believes to provide useful and important information to shareholders and investors. IFRS revenues are available in Appendix 3 of this release.

LIFE & SAVINGS:

Life & Savings entities recorded strong growth across the board in 2006, with APE up 15% to Euro 6,234 million, notably driven by France and the US both up 14%, the UK up 38%, and Japan up 16%.

Product mix continued to improve with unit-linked new business APE increasing by 30% to represent 51% of total Life & Savings APE in 2006, compared to 45% in 2005.

Annual Premium Equivalent, Group share (Euro million) 12 months ended	December 31, 2005	December 31, 2006	Change	Change on a comparable basis
Life & Savings	5 476	6 234	+13.9%	+14.8%
United States	1 700	1 922	+13.0%	+14.0%
France	1 075	1 231	+14.5%	+14.5%
United Kingdom	817	1 134	+38.8%	+38.3%
Japan	589	651	+10.5%	+15.9%
Germany	270	287	+6.2%	+6.2%
Benelux	381	348	-8.6%	-8.6%
Southern Europe	140	143	+2.2%	+2.2%
Australia/New Zealand	428	420	-2.1%	+0.1%
Hong Kong(a)	75	100	+32.4%	+28.3%

(a) MLC was acquired on May 8, 2006, and contributed Euro 3 million to FY06 Hong Kong APE.

The United States new business APE increased by 14% to Euro 1,922 million, reflecting similar trends for the year as in the 9M06, with strong growth in Variable Annuities and Life products. Excluding Fixed Annuities, COLI2 business and mutual funds,  APE was up 17% driven by the continued expansion of AXA Equitable's wholesale distribution networks, where Variable Annuity and Individual Life new business increased by 29% and 34%, respectively.

France new business APE increased by 14% to Euro 1,231 million with Individual business up 12% and Group business up 21%.
Individual business growth was largely driven by unit-linked Investment & Savings up 31% to represent 38% of Individual savings as well as by the 33% increase in individual Life and Health thanks to the successful launch of new products in proprietary channels (Héliade and Prêt-à-Protéger) and new Health offers targeting families and independent workers.
Group new business benefited from some large non unit-linked single premiums.

In the United Kingdom, new business APE was up 38%, driven by strong growth in Investment & Savings (+55%), largely due to strong sales of unit-linked investment bonds in Fourth Quarter, following enhancements to the offshore bond products during the year. Pension business also continued to demonstrate strong growth in the wake of A-day (+29%).

Japan new business APE increased by 16% to Euro 651 million driven by Individual business up 18% which benefited from strong sales of SPA (savings product) and Increasing Term products as part of the strategy developed during 1H06 to counter an anticipated 2H06 sales decline of the LTPA product class. Health sales were up 32% boosted by a very strong fourth quarter, notably driven by a return of focus on Medical products.
Group new business decreased by 26%, driven by lower New Mutual Aid sales.

2  COLI=Corporate-Owned Life Insurance.

Germany new business APE increased by 6%. Excluding the 1Q05 backlog effect3 , APE increased by 29% mainly driven by Investment & Savings unit-linked products, notably the recently launched Twinstar product which contributed Euro 36 million to FY06 APE, and Health business building on the successful launch of new products mid-2005.

Benelux new business APE declined by 9%, with Belgium down 11% (or down 8% excluding the impact of the termination of the distribution agreement with La Poste in 2Q05), while the Netherlands increased by 6%.
Belgium APE decline was mainly due to the decrease in non unit-linked product sales (notably Crest), as a new tax on premiums introduced in early 2006 triggered exceptionally high sales in December 2005 and a significant decrease of the whole market in 2006.
The Netherlands APE growth was notably driven by Group pension business.

Southern Europe new business APE was up 2%, driven by the 20% growth in proprietary channels which more than offset the 28% decline in non-proprietary channels linked to the termination in May 2005 of a bancassurance agreement in Spain. Overall, while single premium products were down 15%, regular premium products benefited from new product launches in 2006.

Australia/New Zealand new business APE was stable as strong growth in the superannuation and investment fund inflows were offset to a large extent by a decrease in the more volatile international equity mandates into the JV with AllianceBernstein (which included two large mandate wins in 2005). Excluding AllianceBernstein mandates, APE was up 13%.

Hong Kong new business APE was up 28%4  benefiting from (i) the increase in Individual Life regular premiums, notably through the broker channel, (ii) strong growth in single premium unit linked products and (iii) new unit trust products sold through bank distribution agreements.

3 1Q05 backlog resulted from a Life new business boom at the end of 2004 due to the tax reform effective beginning of 2005.
4  Excluding MLC which was acquired on May 8, 2006, and contributed Euro 3 million to FY06 Hong Kong APE.

PROPERTY & CASUALTY:

Property & Casualty revenues increased by 4% to Euro 19,793 million. Personal lines were up 5% with strong contributions from the UK & Ireland and Southern Europe, as well as favorable evolution in France and Benelux Household and Germany Motor lines. Commercial lines were up 4%, mainly driven by France, the UK and Belgium. Growth also stemmed from markets such as Asia up 11%, Morocco up 17% and Turkey up 21%.

Personal Motor and Household net new inflows were strongly up compared to 2005, reaching 939,000 contracts and 231,000 contracts, respectively.

IFRS Revenues 12 months ended (Euro million)	December 31, 2005	December 31, 2006	Change	Change on a comparable basis
Property & Casualty	18 874	19 793	+4.9%	+4.3%
. France(a)	5 070	5 187	+2.3%	+3.7%
. Germany(b)	2 785	2 745	-1.5%	+1.2%
. United Kingdom & Ireland	4 393	4 721	+7.5%	+7.1%
. Belgium	1 451	1 511	+4.1%	+4.1%
. Southern Europe(c)	3 012	3 152	+4.6%	+3.8%
. Other countries	2 163	2 477	+14.6%	+4.6%
of which Canada(d)	855	1 056	+23.5%	-5.0%
of which Turkey	453	507	+11.9%	+20.5%
of which Asia(e)	282	306	+8.4%	+11.0%
of which Morocco	139	163	+17.1%	+17.4%

(a) Poland assumed business, which was reported in the French P&C segment and represented revenues of Euro 68 million in 2005, was discontinued in December 2005.
(b) Darag was sold in 1H06 with retroactive effect on January 1, 2006. In 2005, Darag revenues amounted to Euro 70 million.
(c) In Portugal, Seguro Directo which was acquired at the end of 2005, contributed Euro 23 million to Southern Europe 2006 P&C revenues.
(d) In Canada, Citadel was acquired on March 1, 2006 with retroactive effect on January 1, 2006. In 2005, Citadel recorded Euro 193 million of P&C revenues.
(e) Singapore, Hong Kong and Japan.

Personal lines (62% of P&C premiums) were up 5%.
Motor revenues grew by 4%, mainly driven by the UK & Ireland up 16% due to the successful implementation of revised pricing strategies and to new distribution partnerships, Southern Europe up 6%, recording strong net inflows of 294,000 policies owing to the launch of new products, and Germany up 4% with net inflows of 157,000 policies.
Asia (up 16%) and Turkey (up 15%) also confirmed their strong momentum. France was up 1% while the market remained flat due to a more competitive environment. Canada was down 10% mainly as a result of the success of the 18/24 months policies sold in 2005 leading to less renewals in 2006.

Non-motor revenues increased by 5% mainly driven by new product launches in UK Household, new contracts in credit card insurance in France, the introduction of natural catastrophe guarantees in Belgium Household activity, as well as solid growth across the board in Southern Europe.

Commercial lines (37% of P&C premiums)5  recorded a 4% growth.
Motor revenues were up 3%, as growth in the UK (+8%), Belgium (+4%), France (+3%), Southern Europe (+3%) and Germany (1%) was partly offset by the decrease in Ireland revenues (-12%), as a result of decreasing average premium in a context of intense competition.

Non-motor revenues were up 4% with France up 6% driven by Construction and Liability, the UK up 5%, driven by Property and Belgium up 7%, with solid positive growth in most lines of business. Germany was down 2%, experiencing increased competition in Industrial Property while Southern Europe was down 5% following non renewals of some low profitability contracts.

5  In addition to Personal and Commercial lines, Other lines accounted for 1% of the P&C premiums. Please note that UK Health is no longer reported in Other lines but is now allocated between Personal and Commercial Non-Motor lines.

ASSET MANAGEMENT:

Asset Management revenues increased by 29% to Euro 4,406 million, driven by higher average Assets under Management (AUM) (+17%), as a result of very strong net inflows (Euro 73 billion) and favorable equity market conditions, combined with a favorable business mix evolution for both AllianceBernstein and AXA Investment Managers.

IFRS revenues[6] 12 months ended (Euro million)	December 31, 2005	December 31, 2006	Change	Change on a comparable basis
Asset Management	3 440	4 406	+28.1%	+28.6%
. AllianceBernstein	2 472	2 961	+19.8%	+24.8%
. AXA Investment Managers(a)(b)	968	1 445	+49.3%	+38.3%

(a) AXA IM acquired Framlington on October 31, 2005. In 2006, AXA Framlington revenues were Euro 126 million versus Euro 13 million in the last two months of 2005.
(b) Note that excluding management and front-end fees collected by AXA Investment Managers on behalf of external distributors, gross revenues increased by 32%.

AllianceBernstein: Revenues increased by 25% to Euro 2,961 million compared to 2005, due primarily to higher investment advisory and performance fees. This increase in fees was driven by 18% higher average AUM as a result of market appreciation and net new business inflows.

Total AUM increased by Euro 54 billion from year-end 2005 to Euro 544 billion at December 31, 2006 driven by strong market appreciation (Euro 72 billion) and strong net inflows across all client categories (Euro 38 billion, of which Euro 22 billion from institutional clients, Euro 10 billion from retail and Euro 7 billion from private clients) partly offset by unfavorable exchange rate impact (Euro -57 billion).

AXA Investment Managers: Revenues increased by 38%, driven by higher average AUM (+16%) and a favorable client and product mix evolution leading to higher average fees.
AUM increased by Euro 53 billion from year-end 2005 to Euro 485 billion as of December 31, 2006, mainly driven by Euro 35 billion net inflows7, mainly from third-party institutional and retail clients and Euro 20 billion favorable market impact, partly offset by Euro -4 billion foreign exchange rate impact.

Net inflows continued to be particularly strong at AXA Rosenberg (Euro 11 billion), into the Structured Finance Division (Euro 6 billion), at AXA Framlington (Euro 4 billion) and at AXA Private Equity (Euro 3 billion).

6  Net of inter-company transactions.
7  Note that 9M06 net inflows (Euro 35 bn) included Euro 6bn of assets temporarily invested by AXA SA as a consequence of the funding of the Winterthur acquisition. This amount was redeemed upon completion of the Winterthur transaction in December 2006.

INTERNATIONAL INSURANCE:

International Insurance revenues were up 7% to Euro 3,716 million, driven by AXA Corporate Solutions Assurance.

IFRS Revenues 12 months ended (Euro million)	December 31, 2005	December 31, 2006	Change	Change on a comparable basis
International Insurance	3 813	3 716	-2.5%	+7.0%
. AXA Corporate Solutions Assurance	1 605	1 689	+5.2%	+7.2%
. Others including AXA RE(a)	2 207	2 028	-8.1%	+6.6%
(a) On December 21, 2006, AXA completed the sale of the business of AXA RE to Paris Re Holdings Limited. AXA RE’s revenues, reported under “Other Transnational Activities” amounted to Euro 1,217 million in FY06 versus Euro 1,451 million in FY05, and are excluded from comparison between FY05 and FY06 on a comparable basis.

AXA Corporate Solutions Assurance revenues increased by 7% driven by portfolio development in Property and Construction. Such development was achieved through selective new business activity focused on risk managed accounts in targeted trade sectors and despite softening market conditions.

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About AXA:
AXA Group is a worldwide leader in Financial Protection. AXA's operations are diverse geographically, with major operations in Western Europe, North America and the Asia/Pacific area. IFRS revenues amounted to Euro 79 billion for the full year 2006.
The AXA ordinary share is listed and trades under the symbol AXA on the Paris Stock Exchange. The AXA American Depository Share is also listed on the NYSE under the ticker symbol AXA.

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IMPORTANT LEGAL INFORMATION AND CAUTIONARY STATEMENTS CONCERNING FORWARD-LOOKING STATEMENTS
This press release contains “forward-looking statements” which involve risks and uncertainties. These statements include, but are not limited to, statements that are predictions of or indicate future strategy, forecasts, events, trends, plans or objectives. Many of the forward-looking statements are derived from operating budgets and forecasts, which are based upon many detailed assumptions. While we believe that our assumptions are reasonable, we caution that it is very difficult to predict the impact of known factors, and, of course, it is impossible for us to anticipate all factors that could affect our actual results. All forward-looking statements are based upon information available to us on the date of this presentation. Forward-looking statements used herein include such statements as defined under US federal securities laws.
Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties and can be affected by numerous factors that could cause actual results and our strategy, forecasts, plans and objectives to differ materially from those expressed or implied in the forward looking statements (or from past results). These risks and uncertainties include, without limitation the risk of unforeseen events occurring resulting in certain of our strategies, forecasts, plans and/or objectives becoming unrealistic or unattainable; and the risk of future catastrophic events (including possible future pandemic and/or weather-related catastrophic events and/or terrorist related incidents), economic and market developments, legislative developments, regulatory actions or investigations, as well as litigations and /or other proceedings. We caution you that the foregoing list of factors does not contain all of the material factors that are important in considering the forward-looking statements; please refer to our Annual Report on Form 20-F and Document de Référence, each for the year ended December 31, 2005, for a description of certain important factors, risks and uncertainties that may affect our business. We undertake no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information, future events or circumstances or otherwise.

APPENDIX 1
LIFE & SAVINGS - Breakdown of APE between unit-linked, non unit-linked and mutual funds
9 main countries/regions and modeled business
Full Year 2006 - Group Share

	FY 06 APE			% UL in APE (excl. mutual funds)		UL change on comparable basis
Euro million	UL	Non-UL	Mutual Funds(1)	FY 05	FY 06

United States	1 078	368	476	71%	75%	+19%
France	307	924	0	21%	25%	+36%
United Kingdom	1 012	122	0	87%	89%	+42%
Japan	55	595	0	3%	9%	+287%
Germany	121	166	0	31%	42%	+46%
Benelux	80	268	0	20%	23%	+4%
Southern Europe	22	117	4	18%	16%	-10%
Australia/New-Zealand	20	28	371	43%	42%	-11%
Hong-Kong	36	61	3	36%	37%	+30%

TOTAL	2 731	2 649	854	45%	51%	30%

(1) As a reference, note that FY05 mutual funds APE amounted to Euro 408 million in the US and Euro 374 million in Australia/New-Zealand.

APPENDIX 2
PROPERTY & CASUALTY - Split by business lines - Full Year 2006

	Personal Motor		Personal Non-Motor		Commercial Motor		Commercial Non-Motor
	% Gross Revenues	Change on comp. basis	% Gross Revenues	Change on comp. Basis	% Gross Revenues	Change on comp. Basis	% Gross Revenues	Change on comp. basis

France	33%	1%	28%	4%	8%	3%	31%	6%
Germany	29%	4%	32%	0%	7%	1%	25%	-2%
Belgium	35%	1%	27%	6%	6%	4%	32%	7%
United Kingdom (a)	13%	16%	37%	8%	7%	2%	42%	5%
Southern Europe	58%	6%	21%	7%	6%	3%	16%	-5%
Canada (b)	33%	-10%	15%	-17%	9%	-2%	43%	6%
The Netherlands	12%	4%	36%	5%	28%	5%	26%	-1%
Others	58%	13%	27%	21%	2%	n.s.	14%	13%

TOTAL	33%	4%	29%	5%	7%	3%	30%	4%

(a) Including Ireland
(b) Personal lines evolution in Canada reflects the success of 18 and 24 month policies sold in 2005 leading to fewer renewals in 2006 gross written premiums, partly offset by continuous organic growth.

APPENDIX 3 - AXA GROUP IFRS Revenues - Comparison FY 06 vs. FY 05

Euro million	FY 05	FY 06	IFRS revenue change
	IFRS	IFRS	Reported	Comp. basis
TOTAL	71 671	78 775	+9.9%	+11.0%

Life & Savings	45 116	50 479	+11.9%	+12.9%
France	13 228	14 797	+11.9%	+11.9%
United States(1)	13 940	15 389	+10.4%	+13.3%
United Kingdom(2)	2 395	4 292	+79.2%	+78.5%
Japan	4 735	5 027	+6.2%	+11.4%
Germany	3 585	3 681	+2.7%	+2.7%
Belgium	2 734	2 512	-8.1%	-8.1%
Southern Europe	1 439	1 357	-5.7%	-5.7%
Other countries	3 059	3 424	+11.9%	+6.7%
of which Australia/New-Zealand	1 225	1 254	+2.4%	+1.9%
of which Hong-Kong(3)	831	1 041	+25.2%	+14.7%

Property & Casualty	18 874	19 793	+4.9%	+4.3%
France	5 070	5 187	+2.3%	+3.7%
Germany	2 785	2 745	-1.5%	+1.2%
United Kingdom + Ireland	4 393	4 721	+7.5%	+7.1%
Belgium	1 451	1 511	+4.1%	+4.1%
Southern Europe	3 012	3 152	+4.6%	+3.8%
Other countries(4)	2 163	2 477	+14.6%	+4.6%

International Insurance	3 813	3 716	-2.5%	+7.0%
AXA Corporate Solutions Assurance	1 605	1 689	+5.2%	+7.2%
Others including AXA RE	2 207	2 028	-8.1%	+6.6%

Asset Management	3 440	4 406	+28.1%	+28.6%
AllianceBernstein(5)	2 472	2 961	+19.8%	+24.8%
AXA Investment Managers(6)	968	1 445	+49.3%	+38.3%

Other Financial Services	428	381	-10.9%	-11.4%

(1) Advest was sold in December 2005. Advest’s contribution to FY05 revenues amounted to Euro 239 million.
(2) The UK revenues benefited from the change in classification of some products from investment contracts to insurance contracts.
(3) MLC which was acquired on May 8, 2006 contributed Euro 88 million to FY06 Hong Kong revenues.
(4) In Canada, Citadel was acquired on March 1, 2006 with retroactive effect as of January 1, 2006. In 2005, Citadel P&C revenues amounted to Euro 193 million.
(5) As of end of June 2005, AllianceBernstein’s Cash Management Services were transferred to Federated Investors. Cash Management Services’ contribution to FY05 revenues amounted to Euro 48 million.
(6) AXA IM acquired Framlington on October 31, 2005. In 2006, AXA Framlington revenues were Euro 126 million versus Euro 13 million in the last two months of 2005.